UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

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1.   Name and Address of Reporting Person*

Rollins, R. Randall
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   (Last)                           (First)             (Middle)


2170 Piedmont Road NE
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                                    (Street)

Atlanta, GA  30324
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Rollins, Inc. (ROL)

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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

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4.   Statement for Month/Day/Year

12/27/02
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5.   If Amendment, Date of Original (Month/Day/Year)

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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     Chairman of the Board
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================


                                                                                        5.
                                                                                        Amount of       6.
                                 2A.                     4.                             Securities      Owner-
                                 Deemed                  Securities Acquired (A) or     Beneficially    ship
                    2.           Execution  3.           Disposed of (D)                Owned           Form:         7.
                    Transaction  Date,      Transaction  (Instr. 3, 4 and 5)            Following       Direct        Nature of
                    Date         if any     Code         ----------------------------   Reported        (D) or        Indirect
1.                  (Month/      (Month/    (Instr. 8)                   (A)            Transaction(s)  Indirect      Beneficial
Title of Security   Day/         Day/       -----------      Amount      or   Price     (Instr. 3       (I)           Ownership
(Instr. 3)          Year)        Year)      Code      V                  (D)            and 4)          (Instr. 4)    (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.       12/27/02                J(a)***          500          A             22,169**        D
Common Stock $1
Par Value
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.                                                                           62,903*         I             By Spouse
Common Stock $1
Par Value
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.                                                                           23,700*         I             Co-Trustee of
Common Stock $1                                                                                                       Charitable
Par Value                                                                                                             Fund
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.                                                                           102,000*        I             Co-Trustee of
Common Stock $1                                                                                                       Trusts
Par Value
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Rollins, Inc.       12/27/02                J(a)***          49,510       A             218,031*        I             Trustee of
Common Stock $1                                                                                                       Trusts for
Par Value                                                                                                             Children
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.                                                                           10,419,000*     I             By LOR, Inc.
Common Stock $1
Par Value
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Rollins, Inc.                                                                           595,000*        I             Co-Trustee of
Common Stock $1                                                                                                       Charitable
Par Value                                                                                                             Foundation
-----------------------------------------------------------------------------------------------------------------------------------
Rollins, Inc.       12/27/02                J(a)***          50,010       D             0*              I             1996 RWR
Common Stock $1                                                                                                       Investment
Par Value                                                                                                             Partnership
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Rollins, Inc.                                                                           432,000*        I             Rollins
Common Stock $1                                                                                                       Holding Co.,
Par Value                                                                                                             Inc.
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Rollins, Inc.                                                                           1,359,000*      I             By Limited
Common Stock $1                                                                                                       Liability
Par Value                                                                                                             Company
-----------------------------------------------------------------------------------------------------------------------------------
===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, see Instruction
    4(b)(v).

** This number includes 1,451 shares of 401(k) stock first reported in January
   2002.

                                                                         (Over)
                                                                SEC 1474 (7/96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          Deriv-    ship
            2.                                                                                            ative     Form
            Conver-                            5.                              7.                         Secur-    of       11.
            sion                               Number of                       Title and Amount           ities     Deriv-   Nature
            or               3A.               Derivative    6.                of Underlying     8.       Bene-     ative    of
            Exer-            Deemed   4.       Securities    Date              Securities        Price    ficially  Secur-   In-
            cise    3.       Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  or       Owned     ity:     direct
            Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following Direct   Bene-
1.          of      action   Date,    Code     of (D)        (Month/Day/Year)          Amount    ative    Reported  (D) or   ficial
Title of    Deriv-  Date     if any   (Instr.  (Instr. 3,    ----------------          or        Secur-   Trans-    Indirect Owner-
Derivative  ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-          Number    ity      action(s) (I)      ship
Security    Secur-  Day/     Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr, 3)  ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title   Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

/s/ R. Randall Rollins
    Signed by Glenn P. Grove, Jr.
    as power of attorney                    December 31, 2002
-------------------------------             -----------------------
**Signature of Reporting Person             Date

* R. Randall Rollins disclaims for the purpose of Section 16 of the Securities and Exchange Act of 1934, the beneficial ownership of the shares described in Table 1, lines 2-10, and this report is not an admission of such beneficial ownership.

***J(a) - See attached Exhibit A

**   Intentional misstatements or omissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and 15 U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                    Exhibit A

                               R. Randall Rollins



(a) The 1996 RWR Investment Partnership, L.P. (RWR), a Georgia limited partnership which owns shares of Rollins, Inc. (ROL) and for which the Reporting Person is the general partner, was dissolved. Prior to the dissolution of RWR, as general partner of RWR, the Reporting Person reported the indirect ownership of all of the ROL shares held by RWR. The Reporting Person is Trustee of 1986 Robert W. Rollins Qualified Subchapter S Trust (STRST), the limited partner of RWR.

     As a result of the dissolution of RWR, ROL shares which the Reporting Person owned beneficially through RWR are now owned directly by the Reporting Person. On December 27, 2002, the STRST contributed ROL shares which it received on dissolution as the limited partner of RWR, to RWR Management Company, LLC (RWRLLC), a Georgia limited liability company which is wholly owned by STRST and for which the Reporting Person is the Manager. The STRST also contributed ROL shares which it owned directly to RWRLLC. As a result, the Reporting Person, as Trustee, now indirectly owns shares of ROL through RWRLLC, in which the Reporting Person has no pecuniary interest.

     As a result of the transactions described above, the number of ROL shares which the Reporting Person is reporting direct ownership in has increased, the number of ROL shares which the Reporting Person is reporting as indirect ownership through RWR has decreased and the number of ROL shares which the Reporting Person is reporting as indirect ownership as Trustee through RWRLLC, has increased. The Reporting Person disclaims ownership of the shares held as Trustee.

                              CONFIRMING STATEMENT


This Statement confirms that the undersigned, R. Randall Rollins, has authorized and designated Glenn P. Grove, Jr. to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Rollins, Inc. The authority of Glenn P. Grove, Jr. under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Rollins, Inc., unless earlier revoked in writing. The undersigned acknowledges that Glenn P. Grove, Jr. is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.



                                            /s/ R. Randall Rollins
                                            --------------------------
                                            R. Randall Rollins